Exhibit (a)(5)(B)

RBC ANNOUNCES FINAL RESULTS OF DEPOSITARY SHARES TENDER OFFER

TORONTO, February 23, 2016 – Royal Bank of Canada (RY on TSX and NYSE) (“RBC”) today announced the final results for its previously announced tender offer to purchase for cash all of its issued and outstanding Depositary Shares, each representing a one-fortieth interest in a share of 5.50% Noncumulative Perpetual First Preferred Shares, Series C-1 (RY.PR.S on NYSE) (the “Series C-1 Depositary Shares”) and all of its issued and outstanding Depositary Shares, each representing a one-fortieth interest in a share of 6.750% Fixed Rate/Floating Rate Noncumulative First Preferred Shares, Series C-2 (RY.PR.T on NYSE) (the “Series C-2 Depositary Shares,” and together with the Series C-1 Depositary Shares, the “Depositary Shares”), subject in each case to applicable offer limits and other conditions.

The offer expired at 11:59 p.m., New York City time, on February 22, 2016, (the “Expiration Date”). RBC has accepted 3,717,969 properly tendered Series C-1 Depositary Shares and 3,184,562 properly tendered Series C-2 Depositary Shares.  The expected settlement date for the offer is February 24, 2016.

The total consideration for each Series C-1 Depositary Share tendered and accepted for purchase pursuant to the offer is US $26, plus US $0.04 in accrued dividends. The total consideration for each Series C-2 Depositary Share tendered and accepted for purchase pursuant to the offer is US $30, plus US $0.08 in accrued dividends. The aggregate total consideration, including accrued dividends, payable by RBC for the Depositary Shares accepted for purchase will be approximately US $193 million.  The foregoing consideration amounts assume that the settlement date for the offer will be February 24, 2016.

RBC Capital Markets, LLC acted as dealer manager for the offer.  For additional information regarding the terms of the offer, please contact RBC Capital Markets, LLC at (877) 381-2099 (toll free) or (212) 618-7822 (collect) or Ipreo LLC, which acted as the information and tender agent for the offer, at (888) 593-9546 (U.S. toll-free) or (212) 849-3880.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER OR SOLICITATION TO PURCHASE SECURITIES.

For more information, please contact:

Investor Contact:
Julia Macleod,, Investor Relations, 416-955-7302
Shirley Boudreau, Shareholder Relations, 416-955-7806

Media Relations Contact:
Seema Sharma, Financial Communications, 416-974-5606